UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 26, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

National Corporate Taxpayers Register (CNPJ/MF) No. 60.643.228/0001-21

State Registration Number (NIRE) 35.300.022.807 | Brazilian Securities and Exchange Commission (CVM) Code No. 12793

MINUTES OF ANNUAL GENERAL MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 15, 2018

1.                                     Date, time and place: Held on March 15, 2018, at 08:30 a.m., at Rua Fidêncio Ramos, No. 302, 4th floor, Tower B, Building Vila Olímpia Corporate, District of Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call Notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of its Internal Rules.

3.                                     Attendance: The general meeting was attended by all members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva and Raul Calfat.

4.                                     Presiding Officers: Mr. José Luciano Duarte Penido — Chairman.

Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors met in order to resolve on (i) a change in the composition of the Sustainability Committee; (ii) ratification of the withdrawal of Messrs. Ailton Alves Lacerda Krenak, Carlos Alberto de Oliveira Roxo, Cláudio Benedito Valladares Pádua, Paulo Fernando Fleury da Silva e Souza, Sérgio Besserman Vianna and Sérgio Eduardo Weguelin Vieira from their positions as members of the Company’s Sustainability Committee; (iii) appointment of the new members of the Company’s Sustainability Committee; (iv) appointment of the secretary of the Finance Committee; (v) appointment of the new members and secretary of the Statutory Audit Committee; and (vi) call notice for the Company’s Annual Shareholders’ General Meetings for April 27, 2018.

6.                                     Resolutions: After analysis and discussion of the matters set forth in the agenda, the attending members of the Company’s Board of Directors resolved, by unanimous votes and without any restrictions or exceptions, as follows:

(i)                                   Composition of the Sustainability Committee

To approve the change in the number of members of the Sustainability Committee, which shall be hereinafter composed by three (3) to ten (10) members, one of whom shall be designated coordinator.

Accordingly, item 3 of the Internal Rules of the Sustainability Committee shall hereinafter be in effect with the following wording:

“3. The Committee shall operate on a permanent basis and be composed of three (3) to ten (10) members, one of whom shall be the Coordinator. The members of the Committee shall be appointed by the Board among: (i) its permanent and alternate members; (ii) representatives of the controlling shareholders; (iii) independent professionals with proven knowledge and experience in environmental, social and political management, communication, sustainability, relationship with interested parties and related matters. The term of office of the members of the Committee shall correspond to the term of office of the Board of Directors.”

The provisions of the Internal Regulations of the Sustainability Committee hereby approved shall be made available on the Company’s website and head offices, as provided for in Exhibit I to these minutes.

(ii)                               Withdrawal of members of the Sustainability Committee

To ratify the withdrawal of Messrs. Ailton Alves Lacerda Krenak, Brazilian citizen, married, journalist, resident and domiciled in the City of Santana do Riacho, State of Minas Gerais (MG), at Rua Jacarandá, No. 84, Vacaria, Serra do Cipó, Postal Code 35847-000, bearer of identity card RG No. 6.152.592-3 and enrolled with the Individual Taxpayers Register of the Ministry of Finance (“CPF/MF”) under No. 003.202.028-79; Carlos Alberto de Oliveira Roxo, Brazilian citizen, married, engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro (RJ), at Rua Senador Vergueiro, No. 170, apartment 507, Flamengo, Postal Code 22230-001, bearer of identity card RG No. 02.118.531-9 and enrolled with the CPF/MF under No. 149.606.807-68; Cláudio Benedito Valladares Pádua, Brazilian citizen, married, biologist, resident and domiciled in the City of Brasília, Federal District (DF), at SHIN Ql 13, suite 8, house 5, Postal Code 71535-080, bearer of identity card RG No. 209.547-0 and enrolled with the CPF/MF under No. 025.266.467-15; Paulo Fernando Fleury da Silva e Souza, Brazilian citizen, married, engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Albuquerque, No. 171 apartment 102, Leblon, Postal Code 22450-001, bearer of identity card RG No. 02.949.494-5 and enrolled with the CPF/MF under No. 181.109.917-34; Sérgio Besserman Vianna, Brazilian citizen, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro (RJ), at Rua São Clemente, No. 360, Botafogo, Postal Code 22260-000, bearer of identity card RG No. 383.140-1 and enrolled with the CPF/MF under No. 702.311.767-91; and Sérgio Eduardo Weguelin Vieira, Brazilian citizen, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro (RJ), at Rua Maria Angélica, No. 416, apartment 301, Jardim Botânico, Postal Code 22461-152, bearer of identity card RG No. 03.444.944-7 and enrolled with the CPF/MF under No. 483.591.067-20, from the positions of members of the Company’s Sustainability Committee.

The attending directors expressed the Company’s thankfulness and gratitude to Messrs. Ailton Alves Lacerda Krenak; Carlos Alberto de Oliveira Roxo, Cláudio Benedito Valladares Pádua, Paulo Fernando Fleury da Silva e Souza, Sérgio Besserman Vianna and Sérgio Eduardo Weguelin Vieira, for their valuable contribution in the performance of their duties as members of the Company’s Sustainability Committee.

(iii)                           Appointment of members of the Sustainability Committee

To approve the appointment of the following members of the Company’s Sustainability Committee, all of them for a term of office until the date of the Company’s Annual Shareholders’ General Meeting that shall examine the financial statements of the fiscal year to be ended on December 31, 2018:

(a)                                Anamaria Schindler, Brazilian citizen, married, sociologist, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua São Paulino, No. 206, Vila Mariana, Postal Code 04019-040, bearer of identity card RG No. 13.203.792-0, enrolled with the CPF/MF under No. 048.953.328-02;

(b)                                Bonnie Lorraine Smith, Canadian citizen, married, writer, resident and domiciled in the City of New York, State of New York, United States of America, at 20 Beekman Place, apartment 9C, Postal Code 10022, bearer of passport No. HB 527819;

(c)                                 Elibio Leopoldo Rech Filho, Brazilian citizen, married, engineer, resident and domiciled in the City of Brasília, Federal District, at SHIN QI 3, suite 5, house 8, Lago Norte, Postal Code 71505-250, bearer of Identity Card RG No. 382.842, enrolled with the CPF/MF under No. 210.402.491-91;

(d)                                Marcelo de Camargo Furtado, Brazilian citizen, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Penalva, No. 44, Jardim das Bandeiras, Postal Code 05412-040, bearer of Identity Card RG No. 15192431-4, enrolled with the CPF/MF under No. 054.087.568-66;

(e)                                 Marcelo Strufaldi Castelli, Brazilian citizen, mechanical engineer, economist, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Vila Olímpia, in the City of São Paulo, State of São Paulo, postal code 04551-010, bearer of Identity Card RG No. 11778104-6, enrolled with the CPF/MF under No. 057.846.538-81;

(f)                                  Marilia Artimonte Rocca, Brazilian citizen, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Camargo Cabral, No. 55, apartment 191, Itaim Bibi, Postal Code 01453-090, bearer of identity card RG No. 24.938.902-2, enrolled with the CPF/MF under No. 252.935.048-51;

(g)                                 Miriam Prochnow, Brazilian citizen, married, educator, resident and domiciled in the City of Atalanta, State of Santa Catarina, at Estrada Geral, no number, Alto Dona Luiza, Postal Code 88410-000, bearer of identity card RG No. 1424207, enrolled with the CPF/MF under No. 512.450.949-04;

(h)                                Philippe Marie Joseph Joubert, French and Brazilian citizen, married, economist, resident and domiciled in the City of Paris, France, at Boulevard Suchet, 75016,  bearer of identity card RG No. 04880781, and enrolled with the CPF/MF under No. 595.652.097-34;

Thus, the Board of Directors ratifies the composition of the Sustainability Committee, as follows:

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Penido
Members:	Anamaria Schilndler
Bonnie Lorraine Smith
Elíbio Leopoldo Rech Filho
João Carvalho de Miranda
Marcelo de Camargo Furtado
Marcelo Strufaldi Castelli
Marília Artimonte Rocca
Miriam Prochnow
Philippe Marie Joseph Joubert
Secretary:	Maria Luiza de Oliveira Pinto e Paiva
Permanent Guests	Aires Galhardo
Paulo Ricardo Silveira

(iv)                            Appointment of the secretary of the Finance Committee

To approve the appointment of the secretary of the Finance Committee, Mr. Rodrigo Martins Gomes Leite, Brazilian citizen, married, economist, bearer of identity card RG No. 11669067-8, enrolled with the CPF/MF under No. 055.098.927-73, in view of the termination from the Company in October of 2017 of Mr. Marcelo Campos Habibe, Brazilian citizen, married, economist, bearer of identity card RG No. 11.856.849-2, enrolled with the CPF/MF under No. 052.949.797-21.

Mr. Rodrigo Martins Gomes Leite shall remain in the position until the date of the Company’s Annual Shareholders’ General Meeting that shall examine the financial statements of the fiscal year to be ended on December 31, 2018.

(v)                                Statutory Audit Committee (“CAE”)

Considering the expiration, in May 2018, of the term of office of (i) Mr. José Écio Pereira da Costa Junior, Brazilian citizen, married, administrator and accountant, resident and domiciled, in the City of Curitiba, State of Paraná, at Avenida República Argentina, No.665, suite 906/907, Postal Code 80240-210, bearer of identity card RG No. 4.762.308, enrolled with the CPF/MF under No. 359.920.858-15 and with the Regional Accounting Council of the State of São Paulo (CRC-SP) under No. 101.318-O-2-TR/PR, as a CAE member and financial expert; and (ii) Ms. Maria Paula Soares Aranha, Brazilian citizen, single, administrator, resident and domiciled in the City of Cotia, State of São Paulo, at Estrada do Espigão, 1820, house 25, Petit Village, Postal Code 06710-500, bearer of professional identity card No. 114781 of the Regional Accounting Council of the State of São Paulo (CRC-SP) and enrolled with the CPF/MF under No. 035.859.048-58, as a CAE members; to approve the appointment of the following members of the CAE, all of them for a term of office of five (5) years, effective as from May 1, 2018:

(a)                                Marcos Barbosa Pinto, Brazilian citizen, married, lawyer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Ataulfo de Paiva, No. 1.100, 7th floor, Leblon, Postal Code 22440-035, bearer of identity card RG No. 788680, enrolled with the CPF/MF under No. 267.285.528-55;

(b)                                Sergio Citeroni, Brazilian citizen, married, accountant and administrator, resident and domiciled in the City of Barueri, State of São Paulo, at Alameda Canadá No. 146, Residencial II, Alphaville, bearer of identity card RG No. 8.117.307-6, enrolled with the CPF/MF under No. 042.300.688-6, who shall carry out the duties of CAE financial expert; and

(c)                                 Vera Lucia de Almeida Pereira Elias, Brazilian citizen, married, accountant and lawyer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Uruguai, No. 481, suite 602, Postal Code 20510-060, bearer of identity card RG No. 04106750-5, enrolled with the CPF/MF under No. 492.846.497-49.

And Mr. Adjarbas Guerra Neto, Brazilian citizen, married, accountant and lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, No. 302, 3rd floor, Tower B, Vila Olímpia, City of São Paulo, State of São Paulo, Postal Code 04551-010, bearer of identity card RG No. 23.331.930-X and enrolled with the CPF/MF under No. 181.842.828-85, who shall continue to carry out the duties of CAE Secretary for another five (5) years, effective as from May 1, 2018.

The Board of Directors certifies and acknowledges that all current members of the Statutory Audit Committee meet the requirements established by CVM Instruction No. 308 of May 14, 1999, as amended, and that Mr. Julio Sergio de Souza Cardozo, CAE member and coordinator, as well as Mr. Marcos Barbosa Pinto and Mrs. Vera Lúcia de Almeida Pereira Elias, additionally meets the independence criteria of the Novo Mercado Regulations.

The attending directors expressed the Company’s gratitude to Messrs. José Écio Pereira da Costa Junior and Maria Paula Soares Aranha for the time dedicated to their duties.

(vi)                            Call Notice of the Annual Shareholders’ General Meeting (AGO)

To approve the call notice to be served on the shareholders to meet on April 27, 2018, at 10:00 a.m., at the Company’s head offices, in the Annual Shareholders’ General Meeting, to resolve on (a) the accounts of the managers, the management report and the financial statements of the Company, together with the report of the independent auditors for the fiscal year ended December 31, 2017; (b) the proposal of allocation of the net profit of the fiscal year ended December 31, 2017; (c) the proposal of capital budget for fiscal year 2018; (d) in relation to the Company’s Fiscal Council, the proposals for its implementation, determination of the number of members, and election of permanent members and alternate members; and (e) the proposal of the global maximum amount of compensation of the managers and members of the Company’s Fiscal Council.

7.                                     Closing: There being no further business to be transacted, the general meeting was closed and these minutes were drawn up, read, found to conform, approved and signed by all those present. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos

Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

São Paulo, March 15, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Presiding Officers:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

(Page of signatures of the minutes of Annual General Meeting of the Board of Directors of

Fibria Celulose S.A., held on March 15, 2018)

Exhibit I

Internal Rules of the Sustainability Committee

CHAPTER I

SUSTAINABILITY COMMITTEE

1.                                     The Sustainability Committee (the “Committee”) is a collegiate body of advice and guidance established by the Board of Directors (“Board”), as provided in section XXII of Article 17 of the Social Statute of Fibria. (“Fibria” or the “Company”).

2.                                     The Committee’s decisions shall be taken by consensus or by a significant majority of its members in attendance at the meetings, reporting any dissenting vote to the Board of Directors. Being an advisory body to the Fibria’s Board, the Committee’s deliberations are recommendations of the referred body. The Committee’s recommendations, when applicable, should be commented by the legal department of the Company.

CHAPTER II

MAKEUP AND OPERATION OF THE SUSTAINABILITY COMMITTEE

3.                                     The Committee will operate on a permanent basis and shall be composed of three (3) to ten (10) members, one of which shall be the Coordinator. Committee’s members shall be appointed by the Board from among: (i) its effective and alternate members; (ii) representatives of the controlling shareholders; (iii) independent professionals with proven knowledge and experience in environmental, social and political management, communication, sustainability, relationships with stakeholders and related matters. The term of office of the members of the Committee shall coincide with the term of office of the Board of Directors.

3.1.                            There will be no hierarchy among the members of the Committee, which shall not have, jointly or individually, any assignment in the Company’s management, with the exception of the members of the Board of Directors who are members of the Committee.

3.2.                            Committee’s members who may not obtain a remuneration due to the exercise of the position of Management’s member of the Company will have a remuneration for the role of member of the Sustainability Committee, in the amount determined by the Board of Directors.

4.                                     The Coordinator shall be responsible for the supervision and administrative organization of the Committee, being responsible, with the assistance of the Secretary, for the preparation, organization, making and distribution of agendas and minutes of the meetings and the information necessary for the discussion of matters of the agenda.

4.1.                            With the minimum quarterly frequency, and as expected in the Thematic Agenda of the Board of Directors, the Coordinator shall report to the Board meetings the activities and recommendations of the Sustainability Committee.

5.                                     The Committee shall have as a secretary the Sustainability Officer and Corporate Relations, which shall perform the duties set forth in these Rules and other functions that might be determined by the Committee.

5.1.                            The Secretary’s duties are:

•                                         provide all the logistical support for the holding of meetings of the Committee, by issuing, on behalf of the Coordinator, the respective convocations and providing the necessary bookings of physical space, equipment, etc.;

•                                         be the secretary of the Committee, transcribing the minutes of the meetings;

•                                          keep the documents of the Committee organized in file.

5.2.                            To fully perform these tasks the Committee’s Secretary will have the support of the Secretary of the Board of Directors.

CHAPTER III

ROLES AND RESPONSIBILITIES

6.                                     The Committee shall have the following duties and responsibilities, as well as other assigned by the Board:

6.1.                            Advise the Board of Directors upon review and recommendation on the inclusion of the sustainability dimension in the Company’s strategic positioning, as well as the risks, opportunities and measures related to issues that may have a material impact on the business in the short, medium and long term;

6.2.                            Analyze and make recommendations on the long-term sustainability goals, annually assessing the performance against these objectives;

6.3.                            Periodically review the strategies, actions and projects associated with the Company’s sustainability, assessing their effectiveness related to its positions and objectives;

6.4.                            Periodically evaluate the actions and the quality of the relationship with stakeholders, as well as the evolution of its image and reputation, making recommendations about it.

CHAPTER IV

MEETINGS

7.                                     The Committee shall meet, ordinarily, three (3) times a year, or whenever corporate interests so require, convened by the Coordinator by letter, email, telegram or facsimile, send at least five (5) days in advance. The meetings shall be held with the presence of at least five (5) members of the Committee. Regardless of the invitation formalities, all meetings at which all members of the Committee are attending will be regular meetings.

8.                                     Committee meetings may be held at the Company’s headquarters or at any other place previously agreed by the Committee’s members, and may also be held by conference call or video conference.

9.                                     Reports containing the information necessary for proper assessment and decision relating to the matters on the agenda of the meeting should be submitted to the Committee, by its Coordinator or Secretary, at least seven (7) days before the date set for each meeting.

10.                              The other Board members, Officers, employees, independent auditors or consultants of the Company shall attend the Committee’s meetings whenever called, though without voting rights.

11.                              Any Committee’s meeting may be confidential in whole or in part if, at the discretion of the Coordinator, there is a matter whose nature so dictates, including with respect to the conclusions reached.

CHAPTER V

DUTIES AND PRIVILEGES OF THE COMMITTEE AND ITS MEMBERS

12.                              Committee members are subject to the obligations of the Board of Directors, under the law, the Bylaws and this Internal Rules.

13.                              The Committee, through its Coordinator, shall have autonomy to require information to the Board, and its Coordinator shall communicate in writing to the Board, through its Chairman, the content of any information required to the Board of Officers.

14.                              With the prior approval of the Board of Directors, the Committee may hire independent professionals to conduct external audits and/or to obtain opinions on matters of their competence.

15.                              Regarding the occurrence of any conflicts of interest among Committee’s members, the same rules contained in the Internal Rules of the Board of Directors shall apply.

16.                              Committee’s members have duty of loyalty towards the Company and may not disclose to third parties documents or information about its business, and must maintain the confidentiality of any material, inside or strategic information of the Company, obtained by virtue of their office, as well as ensure that third parties do not have access to it, being forbidden to use information to obtain any advantage for themselves or others.

16.1.                     For the purposes of the head of this article, it is considered:

(i)                                    privileged: any information provided to a particular person or group prior to its public disclosure;

(ii)                                 material: any resolution of the General Meeting or the Company’s management or any other act or fact occurred in its business that may significantly influence (a) the price of the securities issued by the Company; or (b) the decision of investors to trade such securities; or (c) the decision of investors to exercise any rights attached to securities beneficial owners of the Company;

(iii)                              strategic: any information that may give to the Company a competitive benefit or advantage towards its competitors or that, because of their importance, should be kept confidential.

CHAPTER VI

TRANSITIONAL AND FINAL PROVISIONS

17.                              These Rules shall enter into force on the date of its approval by the Board and revokes any rules and procedures contrary.

18.                              Once these Rules are approved, it shall be promptly complied with by the Company, its Officers and employees; by members of the Committee; by members of the Board of Directors, effective and alternates; and can only be amended by the affirmative vote of a majority of members of the Board.

São Paulo, July 28, 2016.

rsi/csi/175697.doc
3/21/18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO